June 28, 2016

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dietrich A King

Re:	LendingClub Corporation
Form 8-K filed June 12, 2015
Form 10-K for the Fiscal Year Ended December 31, 2015
Form 8-K filed March 2, 2016
Form 8-K filed May 9, 2016
Form 10-Q for Quarterly Period Ended March 31, 2016
File No. 001-26771

Ladies and Gentleman:

LendingClub Corporation (the “Company”) received a letter dated June 17, 2016 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission, with respect to the above captioned filings. The Company respectfully requests that the Staff grant the Company an extension until July 11, 2016 to respond to the Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (415) 632-5666.

Very truly yours,
/s/ Jason Altieri
Jason Altieri
General Counsel